RMS

17003357

IISSION

Washington, D.C. 20549

SEC
Mail Processing
Section

JAN 05 2018

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/16 (MM/DD/YY) AND ENDING 10/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montrose Securities International

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Harbor Drive, Suite 117
(No. and Street)

Sausalito (City) CA (State) 94965 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

RECEIVED
2018 JAN -5 PM 2:49
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Philip Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

DULCE FRANCELY TAFOLLA-RIOS
COMM. # 2137936
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. DEC. 21, 2019

State of California
County of Marin
Subscribed and sworn to (or affirmed) before me on this 19 day of 12, 2017 by Philip Leung proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Montrose Securities International:

We have audited the accompanying statement of financial condition of Montrose Securities International (the Company) as of October 31, 2017, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montrose Securities International as of October 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard& Associates, Inc.
Certified Public Accountants

Oakland, California
December 28, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED OCTOBER 31, 2017

Assets

Assets		
Cash	$	280,441
Cash segregated under federal and other regulations		51,949
Accounts receivable		91,418
Marketable securities, at market		1,050,420
Deposits and prepaid expenses		9,455
Furniture and equipment, net		2,734
Total Assets	$	1,486,417

Liabilities and Shareholder's Equity

Liabilities		
Payables, other	$	547
Income taxes payable, current		1,225
Total Liabilities		1,772
Shareholder's Equity		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		30,000
Additional paid-in-capital		870,000
Retained earnings		584,645
Total Shareholder's Equity		1,484,645
Total Liabilities and Shareholder's Equity	$	1,486,417

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITEIS INTERNATIONAL

STATEMENT OF OPERATIONS

YEAR ENDED OCTOBER 31, 2017

Commission Income	$ 1,887,987
Operating Expenses	
Commission expense	963,206
Employee compensation and benefits	672,210
Communication	12,154
Occupancy	40,588
Professional fees	20,594
Other operating expenses	201,743
Total Operating Expenses	1,910,495
Income (Loss) from Operations	(22,508)
Other Income (Expenses)	
Interest and dividend income	45,689
Net investment gains (losses)	24,382
Total Other Income (Expenses)	70,071
Net Income before Provision for Income Tax	47,563
Provision for Income Tax	3,190
Net Income	$ 44,373

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED OCTOBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - Beginning	$ 30,000	$ 870,000	$ 540,272	$ 1,440,272
Net Income	--	--	44,373	44,373
Balance - Ending	$ 30,000	$ 870,000	$ 584,645	$ 1,484,645

MONROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2017

Cash Flow from Operating Activities:		
Net income	$	44,373
Loss on disposal of property and equipment		
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		106
Changes in operating assets and liabilities:		
Cash segregated under federal and other regulations		57
Accounts receivable		(11,461)
Marketable securities, at market		(328,897)
Deposits		(9,455)
Payables		(248)
Income taxes payable, current		1,225
Net Cash Used in Operating Activities		(304,300)
Cash and Cash Equivalents - Beginning of Year		584,741
Cash and Cash Equivalemts - End of Year	$	280,441
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	--
Income taxes paid	$	1,965

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED OCTOBER 31, 2017

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Montrose Securities International (the "Company) was incorporated in the State of California on November 22, 1993. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company trades in international and domestic equities. The Company maintains a correspondent brokerage relationship with several broker/dealers.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments – Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on trade date basis.

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $51,949 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (See Schedule II).

NOTE 3 – MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market consist of mutual funds, exchange traded funds, and common stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At October 31, 2017, these securities are carried at their fair market value of $1,050,420. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment gains of $24,382.

NOTE 4 – FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture	$	44,599	7
Computers		37,261	5
Office equipment		15,421	5
Total		97,281	
Less: accumulated depreciation		94,547	
Furniture and equipment, net	$	2,734	

There was $106 of depreciation expense for the year ended October 31, 2017.

NOTE 5 – INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current
Federal	$	--
State		3,190
Total income tax expense (benefit)	$	3,190

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of October, 31 2017.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of October 31, 2017.

NOTE 6 – FAIR VALUE MEASUREMENT – ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in a orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2017:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Stocks and exchange traded funds	$ 761,900	$ 761,900		
Mutual funds	$ 288,520	$ 288,520	$ --	$ --
Total Value of Securities	$ 1,050,420	$ 1,050,420	$ --	$ --

Liabilities	Fair Value	Level 1	Level 2	Level 3
Total	$ --	$ --	$ --	$ --

Level 1 fair value measurement values are based on the closing unadjusted quoted values calculated by Bank of America Merrill Lynch on The Company's account statement at October 31, 2017.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement for office space under a non-cancellable lease which commenced on May, 2016 and expires on April 30, 2019.

Total rent expense for the year ended October 31, 2017 was $40,588.

Future minimum lease payments under the Company's non-cancelable operating lease at October 31, 2017 are as follows:

2018	$	42,058
2019		21,340
	$	63,398

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended October 31, 2017, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 9 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee agreements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specific specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at October 31, 2017 or during the year then ended.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2017, the Company had net capital of $1,377,918 which exceeded required net capital of $250,000 by $1,127,918. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 on October 31, 2017, which was less than the maximum ratio of 15 to 1.

NOTE 11 – RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $(1,225) between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited FOCUS part IIA			$	1,379,143
Adjustments:				
Retained earnings	$	(1,331)		
Non-allowable assets		106		
Total adjustments				(1,225)
Net capital per audited statement			$	1,377,918

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

AS OF OCTOBER 31, 2017

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	870,000	
Retained earnings	584,645	
Total shareholder's equity		$ 1,484,645
Less: Non-allowable assets		
Deposits and prepaid expenses	9,455	
Furniture and equipment, net	2,734	
Total non-allowable assets		12,189
Net capital before haircuts		1,472,456
Less: Haircuts on securities		
Haircuts on marketable securities	94,538	
Total haircuts on securities		94,538
Net Capital		1,377,918
Computation of basic net capital requirement		
Minimum net capital requirement:		
6 2/3 percent of net aggregate indebtedness	$ 118	
or minimum dollar net capital requirement	250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 1,127,918
Ratio of aggregate indebtedness to net capital		0:01

There is a difference of $(1,225) between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated October 31, 2017. (See Note 11).

See Independent Auditor's Report

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF OCTOBER 31, 2017

Credit Balances

Free credit balances and other credit balances in customers' security Customer payable		
Total credits	$	--

Debit Balances

Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursualt to Note E, Exhibit A, Rule 15c3-3		
Total debits	$	--

Reserve Computation

Excess of total debits over total credits	$	--
Amount held on deposit in reserve account at October 31, 2017	$	51,949
Amount in excess of reserve requirement	$	51,949

There are no material differences between preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of October 31, 2017.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE III-COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF OCTOBER 31, 2017

A computation of reserve requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii). However, for purposes of presentation, the Company has included a Schedule II – Computation for Determination of Reserve to highlight the amount held on deposit in the reserve account.

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE IV-INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF OCTOBER 31, 2017

Information relating to possession or control requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Montrose Securities International

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Year Ended October 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Montrose Securities International identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Montrose Securities International claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Montrose Securities International stated that Montrose Securities International met the identified exemption provisions throughout the most recent fiscal year without exception. Montrose Securities International's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montrose Securities International's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 28, 2017

Montrose Securities International

3 Harbor Drive, Suite 117
Sausalito, CA 94965

FINRA SIPC

Tel: 415-331-9955

Assertions Regarding Exemption Provisions

We, as members of management of Montrose Securities International, are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ending October 31, 2017.

Montrose Securities International

By:

Philip Leung, President

12/28/17
(Date)

Montrose Securities International
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended October 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Montrose Securities International

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2017, which were agreed to by Montrose Securities International and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Montrose Securities International compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Montrose Securities International's management is responsible for Montrose Securities International's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended October 31, 2017, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended October 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Montrose Securities International supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
December 28, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MONTROSE SECURITIES INTERNATIONAL

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED OCTOBER 31, 2017

		Amount
Total assessment	$	1,596
SIPC-6 general assessment Payment made on May 18, 2017		(1,410)
SIPC-7 general assessment payment made on November 28, 2017		(186)
Total assessment balance (overpayment carried forward)	$	0

See Independent Auditor's Report